Exhibit 99.1

Organigram Provides Update on Corporate Action Plan in Response to COVID-19 Pandemic

Also provides details for Q2 Fiscal 2020 earnings conference call scheduled for April 14, 2020

MONCTON, New Brunswick--(BUSINESS WIRE)--April 6, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, today announced the temporary layoff of approximately 45 per cent of its workforce primarily to help boost COVID-19 containment efforts representing approximately 400 employees.

“These are unprecedented and trying times,” says Greg Engel, CEO, Organigram. “Our priority right now is to make sound strategic decisions that are in the best interests of our people and which will contribute to the long-term sustainability of the Company.”

Corporate Action Plan

As a Canadian business, employer and member of the Moncton and New Brunswick communities, Organigram has been focused on proactive strategies to protect the health and safety of its workers as well as maintain the continuity of its business. Organigram remains committed to following the direction of the Province of New Brunswick under the current state of emergency.

The Company has offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs. In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business. The temporary layoffs were initiated on March 24, 2020 and the Company will continuously monitor the evolving situation.

Lump-sum payments will be paid to the affected employees to help bridge the gap to available government programs. In addition, the Company will absorb the employee paid portion of health, dental and short-term disability premiums for all employees during this difficult time.

The Company plans to maintain an experienced group of employees at its Moncton facility with skills flexible enough to work on various production and packaging lines to help fulfill the provincial demand levels.

During this temporary period, Organigram expects to be faced with cultivation, harvest, production and packaging reductions but will also plan to supplement with inventories on hand to meet anticipated demand. Specifically, the Company will be focused on leveraging automated and the most efficient lines of production and will deprioritize lower value products requiring higher manual labour.

Likewise, the Company, which operates one facility in Moncton, New Brunswick as well as offices in Moncton, Toronto and Ottawa, has already taken actions as recommended by Public Health of Canada and the provincial Public Health authorities. Additional measures include, but are not limited to, the following:

  An Emergency Response Team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans
  Moved to a work-from-home environment for any functions not required onsite
  Implemented travel restrictions for work related travel, restricted visitor access to the facility and imposed self-isolation for employees who have symptoms of sickness and/or returned from international travel as of March 13th
  Increased focus on sanitation and physical distancing, with additional hand sanitizing stations throughout the facility, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas
  Imposed restrictions on large meetings and gatherings, opting for video conferencing meetings
  Mandatory reporting of any hourly employee’s absence to an attendance line including specific reporting of any possible COVID-19 symptoms
  Reminders of measures to reduce risk of infection and prevent possible spread including regular washing of hands and avoiding contact with faces

This is a new and evolving situation demanding strong leadership and smart decision-making across all industries and sectors,” says Engel. “We continue to monitor this rapidly changing situation and will make the decisions necessary to ensure the safest environment for our employees as well as insulating our business as best we can under the circumstances.”

Inventory

The Company believes it has sufficient inventory levels to supplement reduced harvest plans and enough contingency staff to keep packaging capacity intact in order to meet anticipated demand for the short term. The Company also remains comfortable with its current inventory levels from external suppliers (e.g. vaporizer products, packaging materials) and has not experienced any significant disruptions to date.

New Product Launches

The Company continues to expect to launch Edison + PAX ERA® distillate vape cartridges in calendar Q2 2020 across the country where regulations allow vape products. Despite having product ready for packaging, the Company is not able to provide guidance on specific launch timing of Ankr Organics branded products (previously expected to launch before the end of Fiscal 2020) as the Company continues to assess the impact of a reduced workforce on its prioritization of products for launch and delivery. Further, the Company is no longer able to provide any guidance on specific launch timing for its powdered beverage product (previously expected to launch in Q2 calendar 2020) due to the uncertainty of the impact and length of the COVID-19 situation.

Medical Patients

The Company’s medical patients can continue ordering medical cannabis products through the Company’s online store or by phone. Medical cannabis products will continue to be delivered by secured courier or other methods permitted by the Cannabis Act.

Q2 Fiscal 2020 Earnings

The Company is on schedule to report its second quarter results. The Company will host a conference call to discuss, details as follows:

Date: April 14, 2020

Time: 8:00 a.m. Eastern Time

Toll Free (North America) Dial-In Number: 1-866-211-4093

International Dial-In Number: 647-689-6727

Webcast: https://event.on24.com/wcc/r/2158457/26EA11F1C003A07ED88A32124DC3CB15

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including the actual percentage of workforce reduction; general risk of negative global financial consequences and heightened uncertainty as a result of COVID-19; impact on production or operations; impact on demand for products and services; the effect on third-party suppliers or service providers; the effect on any proposed international business partnerships; production facilities running at less than full capacity due absence of members of the workforce for reasons related to COVID-19; issues related to public health and global economic conditions; supply chain and distribution disruptions and such other risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653